TATA

082-03733

[redacted]

08001058

SUPPL

13th February 2008
BJ/SH-L2/ 83.

FEB 25 2008
Washington, DC

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

FEB 2 6 2008
OFFICE OF INVESTOR
EDUCATION AND ADVOCACY

Dear Sirs,

In terms of Clause 30 of the Listing Agreement, please note that Mr Deepak M Satwalekar has been appointed as an Additional Director on the Board of the Company with effect from 12th February 2008.

The Press Release issued by the Company is sent herewith for your record.

Yours faithfully,
For The Tata Power Company Limited

(B J Shroff)
Vice-President & Company Secretary

Encl :

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 3/5

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

TATA

immediate use **PRESS RELEASE**

MR. DEEPAK M SATWALEKAR APPOINTED AS AN INDEPENDENT DIRECTOR OF TATA POWER

Mumbai, February 13, 2008: The Tata Power Company Limited today announced the appointment of Mr. Deepak M Satwalekar as an Independent Director with effect from February 12, 2008. Mr. Satwalekar is currently the Managing Director and CEO of HDFC Standard Life Insurance Company Limited.

He has held several senior level positions in Housing Development Finance Corporation and was the Managing Director of HDFC Limited from 1993-2000 and joined HDFC Standard Life Insurance Company Ltd in 2000 as Managing Director. He has considerable experience in the fields of finance, infrastructure and corporate governance and held senior positions in various industry bodies as well. He has obtained a Bachelors degree in Technology from the Indian Institute of Technology, Bombay and a Masters Degree in Business Administration from the American University, Washington DC.

About Tata Power

Tata Power is India's largest private sector power utility with an installed generation capacity of over 2300 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has recently acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Ltd.,
Phone: 022-6665 8748
Email: shalinis@tpc.co.in

Rakesh Reddy / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 022-6656 8787
Email: rakesh@vccpl.com / ssaha@vccpl.com

END